UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2008

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[x]  Form 20-F  [ ]    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [ ]  Yes    [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	27 October 2008

Number	36/08

TREASURER’S DECISION ON THIRD PARTY RAIL ACCESS

BHP Billiton expressed its disappointment in the decision announced today by the Federal Treasurer to ‘declare’ BHP Billiton’s West Australian Goldsworthy rail line.

Ian Ashby, President of Iron Ore, said: “Providing third party access to the company’s rail operations would compromise the efficiency of BHP Billiton’s integrated mine, port and rail operations. In the current fiscal year alone, these operations are expected to deliver more than 137 million tonnes of iron ore to customers all over the world and are already running at full capacity1.

“Our view is unchanged. The efficient delivery of iron ore to our customers should not be compromised through allowing other companies to put their rail cars on our tracks, creating potential delays or disruption to our operations.”

Mr Ashby said that BHP Billiton had been working with the West Australian Government to develop a rail haulage regime and that this would be a preferable mechanism. “An access regime for providing rail haulage services is a more practical solution that would be less disruptive to the efficiency of the existing operations.”

BHP Billiton is entitled to seek a reconsideration of the Treasurer’s decision by the Australian Competition Tribunal. The Company is currently involved in a similar reconsideration by the Tribunal in relation to the decision not to declare the Mt Newman line.

[1]	100% terms. BHP Billiton’s attributable share of iron ore production at WAIO is approximately 85%

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia	United Kingdom & South Africa
Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Peter Ogden, Media Relations Tel: +61 3 9609 2812 Mobile: +61 428 599 190 Email: Peter.Ogden@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	United States Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 3 November 2008	By:	Jane McAloon

	Name:	Jane McAloon
	Title:	Group Company Secretary